FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY HAWAIIAN HOLDINGS, INC.: HA-001

THIS FILING HAS OMITTED CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

September 30, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Purcell, Attorney Adviser

Karina Dorin, Staff Attorney

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Response dated August 19, 2022

File No. 001-31443

Dear Mr. Purcell and Ms. Dorin:

Hawaiian Holdings, Inc. (“we” or “our”) submits this letter in response to the comments contained in the letter dated September 6, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing. The comments contained in the Comment Letter are repeated in bold italics before our responses below. Unless we note otherwise, references to prior Staff comments are to Staff comments in the Staff’s letter to us dated July 13, 2022 and references to our prior responses are to our response letter to the Staff dated August 19, 2022.

Form 10-K filed on February 10, 2022

Risk Factors, page 11

1.

We note your response to prior comment 2. However, it does not appear that you have addressed all of the specific elements of our prior comment or explained the basis for your conclusion regarding materiality with respect to each such element. Please expand your disclosure to discuss risks related to climate change technological changes and investments that may affect your financial condition and operating results, as well as any limitation on credit related to climate change.

Company Response:

We respectfully advise the Staff that in our prior response to the Staff’s prior comment 2, we provided the process we engage in regularly in order to evaluate current and potential future risks to our business, financial condition, and results of operations. This process includes the evaluation of material risks related to climate change technological changes and investments that may affect our financial

U.S. Securities and Exchange Commission September 30, 2022 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY HAWAIIAN HOLDINGS, INC.: HA-001

condition and operating results, as well as any limitation on credit related to climate change. At the time that we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), we had not identified any material risks related thereto that required disclosure on the Form 10-K.

We may be subject to some risks related to climate change technological changes and investment as indicated below:

•

Substitution of existing products/services with low emission options. Upgrading aircraft with revolutionary technologies (e.g., electric, hydrogen) may require large-scale changes to infrastructure and operations.

•

Unsuccessful investment in new technology. There is a possibility of unsuccessful investment in emerging aircraft and engine technologies, acceleration of Sustainable Aviation Fuel (“SAF”) development and production, and long-term partnerships, which could impact our ability to meet our sustainability goals and result in financial loss.

•	Transition cost to low emissions technology. The base case cost of abatement for SAF or direct air capture is high.

However, we respectfully advise the Staff that the aforementioned risks are not material risks. Additionally, we have not experienced any limitations on credit related to climate change and do not currently anticipate any material risks related thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.

We note your response to prior comment 5. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate related regulations or business trends:

•	decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for services that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	increased demand for generation and transmission of energy from alternative energy sources.

Company Response:

We respectfully advise the Staff that we have not observed, in any quantifiable manner, (i) decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, (ii) increased demand for services that result in lower emissions than competing products, (iii) increased competition to develop innovative new products that result in lower emissions or (iv) increased demand for generation and transmission of energy from alternative energy sources, as these relate to our business. As a result, at the time we filed the Form 10-K, we had no disclosures relevant to the indirect consequences of climate related regulations or business trends listed by the Staff above. The Company will continue to evaluate indirect consequences of climate related regulations and business trends on our business and we will make disclosures related thereto in our future filings, as appropriate.

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3.

We note your response to prior comment 6 states that the costs associated with the physical effects of climate change were less than 1% of your total capital expenditure during 2021, 2020 and 2019. Please quantify for us any costs related to the physical effects of climate change that were expensed during these periods and subsequent to year-end. In addition, describe any weather related impacts on the availability of insurance, quantify your insurance expense for each of the periods noted in our prior comment, and explain whether changes are expected in future periods. Also, please revise to provide disclosure discussing the potential for indirect financial and operational impacts to you from disruptions to your customers or suppliers from severe weather.

Company Response:

We respectfully advise the Staff that climate- or weather-related events are rare. In the event of significant or severe climate- or weather-related events, we may incur costs to move aircraft in response to such events. The last such event occurred in 2020 and the expenditures associated with such event totaled approximately $[***]. There were no other significant or severe climate- or weather-related events in 2019, 2020 or 2021 or subsequent to year-end that caused us to incur additional costs. As costs associated with these events constituted less than 1% of our total capital expenditures and/or operating expense annually for these periods, the portion of these expenses attributable to climate change would also be less than 1% of our total capital expenditures and/or operating expense for these periods.

Additionally, we respectfully advise the Staff that we have not experienced any weather-related impacts on the availability of insurance and we do not expect any material changes in these costs in future periods. Our total insurance expenses during 2019, 2020 and 2021, were $[***], $[***] and $[***], respectively. Please note that fluctuations in our insurance expenses year over year relate to the operational impacts of the COVID-19 pandemic on our business.

As we previously disclosed in the Form 10-K, we could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, or mitigate the physical effects of climate change. However, we have yet to incur material costs related to such events or to mitigating improvements. In fiscal years 2021, 2020, and 2019 we spent approximately $[***] annually on an initiative with Carbon Lighthouse, a company focused on data-driven decarbonization of commercial buildings, to make our Airport Center building more energy efficient. These energy efficiency efforts have the potential to mitigate increased energy costs related to severe weather due to climate change and to improve our climate resiliency, but as previously noted, these costs are not material relative to our capital expenditures for these periods.

Finally, at this time we are not able to accurately predict the materiality of any potential indirect financial and operational impacts to us from disruptions to our customers or suppliers due to severe weather. However, in light of risks posed by potential increased frequency and severity of severe weather, we intend to expand our existing severe weather risk factor, titled “We are subject to risks associated with climate change, including increased regulation of our CO2 emissions and the potential increased impacts of severe weather events on our operations and infrastructure,” to note that severe weather could lead to reduced travel demand or require the repositioning of aircraft, which could adversely affect our business and results of operations.

4.	We note your response to comment 8. Please quantify purchases of carbon credits or offsets since the end of your most recent fiscal year and for any future periods.

Company Response:

We respectfully advise the Staff that as of the date of this letter, we have purchased less than $[***] worth of carbon offsets.

* * * * *

U.S. Securities and Exchange Commission September 30, 2022 Page 4	FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY HAWAIIAN HOLDINGS, INC.: HA-001

We request that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 to confirm that the Staff has no further comments or in the alternative, with any questions or comments regarding this letter. We thank you for your consideration of our response.

Respectfully submitted, HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter Chief Legal Officer

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon Okinaka, Chief Financial Officer

Joanne Lee, Deputy General Counsel

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.